FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

Proxy

GENERAL MEETING OF SHAREHOLDERS  OF FORBES MEDI-TECH INC.

TO BE HELD AT the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia  on WEDNESDAY, THE 17TH DAY OF MAY, 2006, at 2:00 P.M. Pacific Daylight Savings Time.

The undersigned Shareholder of the Company hereby appoints, Charles Butt, the President and CEO of the Company, or failing this person, David Goold, the Chief Financial Officer of the Company, or in the place of the foregoing, _________________________________________________(print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned  Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

SHAREHOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, LLP, Chartered Accountants, as auditor of the Company		N/A
2. To authorize the Directors to fix the Auditor’s remuneration			N/A
3. To set the number of Directors to be elected at 6			N/A
4. To elect as Director, Charles Butt		N/A
5. To elect as Director, Don Buxton		N/A
6. To elect as Director, Joe Dunne		N/A
7. To elect as Director, Nitin Kaushal		N/A
8. To elect as Director, Percy Skuy		N/A
9. To elect as Director, Lily Yang		N/A

10.

To pass a special resolution to amend the articles of continuance of the Company to increase the number of common shares in the Company’s authorized capital from 200,000,000 to an unlimited number of common shares, the full text of which is set out in the Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Special Resolution A – Increase in the Authorized Number of Common Shares”.

N/A

11.

To pass a special resolution to amend the articles of continuance of the Company to set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the common shares of the Company, the full text of which is set out in the Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Special Resolution B – To set out more specficially and clearly the rights, privileges, restrictions and conditions attaching to the Common Shares”.

N/A

12.

To pass a special resolution to amend the articles of continuance of the Company to set out more succinctly and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares of the Company, the full text of which is set out in the Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Special Resolution C – To set out more succinctly and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares”.

N/A
13. To pass an ordinary resolution to approve amendments to the By-Laws of the Company.			N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

`This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Shareholder, by the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A  Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Shareholder who is not a Registered Shareholder, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote; or

(b)

appoint another proxyholder, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.  If you are not a Registered Shareholder and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.  A Shareholder who is not a Registered Shareholder must submit an Instrument of Proxy in order to be able to vote.

8.

THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING “REVOCATION OF PROXY” IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)     OR

INTERNET VOTING  AT http://www.pctc.com/PCTCPortal/WebVote/login.aspx

FORBES MEDI-TECH INC.

REQUEST FORM FOR SUPPLEMENTAL MAILINGS

April 2006

TO:

Forbes Medi-Tech Inc.

Tel:

(604) 689-5899

Suite 200-750 West Pender Street

Fax:

(604) 689-7641

Vancouver, British Columbia, V6C 2T8

TO REGISTERED AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

Registered and beneficial shareholders may elect annually to have their name added to the Company’s supplemental mailing list in order to receive interim financial statements or reports.  If you would like to receive such statements or reports, at no cost to you, please complete and return this form.

NAME OF THE SHAREHOLDER:  _____________________________________________________

MAILING ADDRESS:  ___________________________________________________________

EMAIL ADDRESS:  ___________________________________________________________________

I HOLD ____________SHARES OF THE COMPANY AS OF THE DATE OF THIS REQUEST FORM.

DATE:  ________________________  SIGNATURE:  ___________________________________